UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

China Wesen Recycling Technology, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

(CUSIP Number)

Wesen Environmental Technology Limited
c/o China Wesen Recycling Technology, Inc.
Room 405, Floor 4, North Tower, 9 Shen Zhou Road,
Guangzhou High-tech Industrial Development Zone,
Guangzhou, People’s Republic of China

86 (20) 32290314
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS: Wesen Environmental Technology Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		3,126,056 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,126,056 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,126,056

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1) Represents shares held by Wesen Environmental Technology Limited, of which Xiao Liu, the Company’s Chief Executive Officer, is the sole shareholder and a director and may be deemed to be the beneficial owner of the shares held by Wesen Environmental Technology Limited.  Xiao Liu disclaims beneficial ownership of the shares held Wesen Environmental Technology Limited except to the extent of his pecuniary interest.

(2)  Based on 10,884,120 shares of Common Stock outstanding as of November 23, 2010.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Xiao Liu

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		3,126,056 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,126,056 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,126,056

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Represents shares held by Wesen Environmental Technology Limited, of which Xiao Liu, the Company’s Chief Executive Officer, is the sole shareholder and a director and may be deemed to be the beneficial owner of the shares held by Wesen Environmental Technology Limited.  Xiao Liu disclaims beneficial ownership of the shares held Wesen Environmental Technology Limited except to the extent of his pecuniary interest.

(2)  Based on 10,884,120 shares of Common Stock outstanding as of November 23, 2010.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.0001 par value ("Common Stock") of China Wesen Recycling Technology, Inc., f/k/a SRKP 23, Inc (the “Issuer” or the “Company”), a Delaware corporation. The principal executive offices of the Issuer are presently located at Room 405, Floor 4, North Tower, 9 Shen Zhou Road, Guangzhou High-tech Industrial Development Zone, Guangzhou, People’s Republic of China.

Item 2. Identity and Background

(a)           The name of the reporting person is Wesen Environmental Technology Limited and Xiao Liu, the sole shareholder of Wesen Environmental Technology Limited (each the “Reporting Person” and together the “Reporting Persons”).

(b)           The business address of the Reporting Persons is c/o China Wesen Recycling Technology, Inc., Room 405, Floor 4, North Tower, 9 Shen Zhou Road, Guangzhou High-tech Industrial Development Zone, Guangzhou, People’s Republic of China.

(c)           Wesen Environmental Technology Limited makes investments in securities.  Xiao Liu is the Chief Executive Officer and a director of the Issuer.

(d)           During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e)           During the past five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           Wesen Environmental Technology Limited is an entity incorporated in the British Virgin Islands.  Mr. Xiao Liu is a resident of China.

Item 3. Source and Amount of Funds or Other Consideration

Effective November 12, 2010, the Company entered into a Share Exchange Agreement with Weixin International Co., Limited, a company organized under the laws of the British Virgin Islands (“Weixin BVI”)Wei Xin Holding Group Limited, a company organized under the laws of Hong Kong and a wholly-owned subsidiary of the Company (“Weixin HK”); Gangzhou Kelida Intelligent Equipment Co., Ltd., a company organized under the laws of the People’s Republic of China and a wholly-owned subsidiary of Weixin HK (“Kelida”); Zhaoqing Hua Su Plastic Trading Company, Zhaoqing Chuang Yi Resources Recycle Co., Ltd., Zhaoqing Xin Ye Plastic Co., Ltd., and Zhaoqing Li Jun Craftwork Co., Ltd., each a company organized under the laws of the People’s Republic of China and a wholly-owned subsidiary of Kelida; and all of the shareholders of the Weixin BVI (collectively, the “Shareholders”) (the “Exchange Agreement”). Pursuant to the Exchange Agreement, the Company agreed to issue an aggregate of 7,865,556 shares of its Common Stock to the Shareholders in exchange for all of the issued and outstanding shares of Weixin BVI (the “Share Exchange”). The Share Exchange closed on November 23, 2010.

As a shareholder of Weixin BVI, the Reporting Persons received 3,126,056 shares of Common Stock of the Issuer upon the closing of the Share Exchange.  Also on the closing, the Issuer (i) became the 100% parent of Weixin BVI, (ii) assumed the operations of Weixin BVI and its subsidiaries and (iii) changed its name from SRKP 23, Inc. to China Wesen Recycling Technology, Inc.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copy of the Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2010, which is incorporated herein by reference.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Persons for investment purposes.  See Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)           The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Persons, which is hereby incorporated by reference.

(b)           The powers that the Reporting Persons identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Persons, which is hereby incorporated by reference.

(c)           All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)           None.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference.  To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2
Share Exchange Agreement dated November 12, 2010, by and among the Issuer, Wesen Environmental Technology Limited, Weixin International Co., Limited, Wei Xin Holding Group Limited, Gangzhou Kelida Intelligent Equipment Co., Ltd., Zhaoqing Hua Su Plastic Trading Company, Zhaoqing Chuang Yi Resources Recycle Co., Ltd., Zhaoqing Xin Ye Plastic Co., Ltd., Zhaoqing Li Jun Craftwork Co., Ltd. and the shareholders of Wesen Environmental Technology Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: December 3, 2010

WESEN ENVIRONMENTAL TECHNOLOGY LIMITED

By:	/s/ Xiao Liu
By: Xiao Liu
Its: Director and Sole Shareholder

XIAO LIU

/s/ Xiao Liu
Xiao Liu

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

Exhibit 2
Share Exchange Agreement dated November 12, 2010, by and among the Issuer, Wesen Environmental Technology Limited, Weixin International Co., Limited, Wei Xin Holding Group Limited, Gangzhou Kelida Intelligent Equipment Co., Ltd., Zhaoqing Hua Su Plastic Trading Company, Zhaoqing Chuang Yi Resources Recycle Co., Ltd., Zhaoqing Xin Ye Plastic Co., Ltd., Zhaoqing Li Jun Craftwork Co., Ltd. and the shareholders of Wesen Environmental Technology Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2010).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in this Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock with a par value $0.0001 per share, of China Wesen Recycling Technology, Inc., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 3rd day of December 2010.

Wesen Environmental Technology Limited

By:  /s/ Xiao Liu
To Xiao Liu
Its: Director and Sole Shareholder

Xiao Liu

By:  /s/ Xiao Liu__________________
Xiao Liu, an individual